File No. 33-
                                                            CIK #896342


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:         Insured Municipals Income Trust,
                                204th Insured Multi-Series

B. Name of Depositor:           Van Kampen American Capital
                                Distributors,Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 West Monroe Street       One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-nineth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

   As soon as practicable after the effective date of the Registration
   Statement


_________________________________________________________________________

*    500 Units registered for primary distribution.
     500 Units registered for resale by Depositor of Units previously sold in primary distribution.
**   Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                   Insured Municipals Income Trust,

                       204th Insured Multi-Series

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                         Heading in Prospectus

                   I.  Organization and General Information

1.   (a)  Name of trust)                   )
     (b)  Title of securities issued       ) Prospectus Front Cover Page

2.   Name and address of Depositor         ) Introduction
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

3.   Name and address of Trustee           ) Introduction
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

4.   Name and address of principal         ) Underwriting
       underwriter                         )

5.   Organization of trust                 ) Introduction

6.   Execution and termination of          ) Introduction
       Trust Indenture and Agreement       ) Trust Administration

7.   Changes of Name                       ) *

8.   Fiscal year                           ) *

9.   Material Litigation                   ) *


    II.  General Description of the Trust and Securities of the Trust

10.  General information regarding         ) Introduction
       trust's securities and rights       ) Unitholder Explanations
       of security holders                 ) Trust Information
                                           ) Trust Administration

11.  Type of securities comprising         ) Introduction
       units                               ) Trust Information
                                           ) Trust Portfolios

12.  Certain information regarding         ) *
       periodic payment certificates       )

13.  (a)  Load, fees, charges and expenses )Introduction
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Unitholder Explanations
                                             Trust Information
                                             Trust Administration

     (b)  Certain information regarding    )
           periodic payment plan           ) *
           certificates                    )

     (c)  Certain percentages              ) Introduction
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Unitholder Explanations

     (d)  Certain other fees, expenses or  ) Unitholder Explanations
            charges payable by holders     ) Trust Administration

     (e)  Certain profits to be received   )Unitholder Explanations
           by depositor, principal         ) Underwriting
           underwriter, trustee or         ) Notes to Portfolios
           affiliated persons              )

     (f)  Ratio of annual charges to income) *
                                           )

14.  Issuance of trust's securities        ) Unitholder Explanations

15.  Receipt and handling of payments      ) *
       from purchasers                     )

16.  Acquisition and disposition of        ) Introduction
       underlying securities               ) Unitholder Explanations
                                           ) Trust Administration
17.  Withdrawal or redemption              ) Unitholder Explanations
                                           )  Trust Administration
18.  (a)  Receipt and disposition          ) Introduction
           of income                       ) Unitholder Explanations

     (b)  Reinvestment of distributions    ) *

     (c)  Reserves or special funds        ) Unitholder Explanations
                                           ) Trust Administration
     (d)  Schedule of distributions        ) *

19.  Records, accounts and reports         ) Unitholder Explanations
       Trust Administration                )

20.  Certain miscellaneous provisions      ) Trust Administration
       of Trust Agreement                  )

21.  Loans to security holders             ) *

22.  Limitations on liability              ) Trust Portfolios
                                           ) Trust Administration

23.  Bonding arrangements                  ) *

24.  Other material provisions of          ) *
       trust indenture or agreement        )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor             ) Trust Administration

26.  Fees received by Depositor            ) Trust Administration

27.  Business of Depositor                 ) Trust Administration
28.  Certain information as to             )
       officials and affiliated            ) *
       persons of Depositor                )

29.  Companies owning securities of        ) *
       Depositor                           )

30.  Controlling persons of Depositor      ) *

31.  Compensation of Directors             ) *

32.  Compensation of Directors             ) *

33.  Compensation of Employees             ) *

34.  Compensation to other persons         ) Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities Introduction
       by states                        Settlement of Bonds in the Trusts

36.  Suspension of sales of trust's        ) *
       securities                          )

37.  Revocation of authority to distribute ) *

38.  (a)  Method of distribution           )

     (b)  Underwriting agreements          ) Unitholder Explanations

     (c)  Selling agreements               )

39.  (a)  Organization of principal        )
           underwriter                     )
                                           ) Trust Administration
     (b)  N.A.S.D. membership by           )
           principal underwriter           )

40.  Certain fees received by              ) *
       principal underwriter               )

41.  (a)  Business of principal underwriter) Trust Administration
                                           )

     (b)  Branch offices of principal      ) *
           underwriter                     )

     (c)  Salesmen of principal underwriter) *
                                           )

42.  Ownership of securities of the trust  ) *
                                           )

43.  Certain brokerage commissions         ) *
       received by principal underwriter   )

44.  (a)  Method of valuation              ) Introduction
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Unitholder Explanations
                                           ) Trust Administration

     (b)  Schedule as to offering price    ) *

     (c)  Variation in offering price      ) Unitholder Explanations
           to certain persons              )

45.  Suspension of redemption rights       ) *

46.  (a)  Redemption valuation             ) Unitholder Explanations
                                           ) Trust Administration

     (b)  Schedule as to redemption price  ) *
                                        )

47.  Purchase and sale of interests        ) Unitholder Explanations
       in underlying securities            ) Trust Administration


           V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee) Trust Administration
                                           )

49.  Fees and expenses of trustee          ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

50.  Trustee's lien                        ) Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's      )
       securities                         ) *


                       VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement   ) Trust Administration
           with respect to replacement or )
           elimination of portfolio securities)

     (b)  Transactions involving elimination)
           of underlying securities       ) *

     (c) Policy regarding substitution or) Trust Administration elimination of underlying securities)

     (d)  Fundamental policy not          ) *
           otherwise covered              )

53.  Tax Status of trust                  ) Trust Information
                                          ) Other Matters


              VIII.  Financial and Statistical Information

54.  Trust's securities during last ten years) *

55.                                       )

56.  Certain information regarding        ) *

57.  periodic payment certificates        )

58.                                       )

59.  Financial statements (Instructions   ) Other Matters
       1(c) to Form S-6)                  )

_________________________________

* Inapplicable, omitted, answer negative or not required

               Preliminary Prospectus Dated July 24, 1996

                     Insured Municipals Income Trust

1,000 Units                                 204th Insured Multi-Series
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Insured Municipals Income Trust, 202nd Insured Multi-Series (Registration No. 333-06217) as filed on June 27, 1996, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                   Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel


     The following exhibits:

1.1  Copy of Trust Agreement (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Financial Guaranty Insurance Company for each IM-IT Trust (to be supplied by amendment).

1.5 Copy of Master Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to income tax status of the Fund under New York law (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2 Consent of Standard & Poor's Ratings Group (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).

4.4  Financial Data Schedule (to be supplied by amendment).
                              Signatures


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 204th Insured Multi-Series has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 24th day of July, 1996.

                                    Insured Municipals Income Trust,
                                       204th Insured Multi-Series
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on July 24, 1996.

 Signature               Title

Don G. Powell         Chairman and Chief         )
                      Executive Officer          )

William R. Rybak      Senior Vice President and  )
                      Chief Financial Officer    )

Ronald A. Nyberg      Director                   )

William R. Molinari   Director                   )

                                    By  Sandra A. Waterworth
                                        (Attorney-in-fact*)

_________________________________________________________________________

* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.